

13030637

*AB 3/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2013
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons (401) - 292 - 4160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AN 3/13

AFFIRMATION

We, JAMES BURTON and RICHARD LYONS, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fidelity Brokerage Services LLC for the year ended December 31, 2012, are true and correct, and such financial statements and schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 2/15/2013 Date

President
Title



Signature 2/15/13 Date

Senior Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 15th day of February, 2013
State of Rhode Island



Notary Public
No. 36529
Expires 3/2/2013
Ann D. McGarry



Independent Auditor's Report

To the Member of Fidelity Brokerage Services LLC

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 15, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY BROKERAGE SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(Dollars in thousands)

ASSETS		
Securities owned—at fair value	$	611,568
Securities borrowed from affiliate		415,100
Securities received as collateral		465,288
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $435,207		188,696
Receivable from affiliates		33,832
Fees receivable		110,257
Other assets		45,393
Total assets	$	1,870,134
LIABILITIES		
Securities loaned	$	415,100
Obligation to return securities received as collateral		465,288
Payable to Ultimate Parent		258,971
Accrued expenses and other liabilities		279,814
Total liabilities		1,419,173
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		450,961
Total liabilities and member's equity	$	1,870,134

The accompanying notes are an integral part of the statement of financial condition

A. Organization:

Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to a retail customer base that effect transactions across a wide array of financial instruments. In the process of providing securities brokerage services, and distributing various FMR products, the Company earns a significant portion of its revenue from various FMR affiliates (see Note G).

The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore is exempt from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the statement of financial condition.

Cash

The Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned in the statement of financial condition.

Collateralized Securities Transactions

In order to facilitate transactions between NFS and certain external customers, the Company enters into both cash securities lending and non-cash loan versus pledge securities transactions. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. These transactions are recorded at the amount of cash advanced to the counterparty. For non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. These transactions are recorded at the fair value of collateral received. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized securities transactions is recorded on an accrual basis.

B. Summary of Significant Accounting Policies, continued:

Furniture, Office Equipment and Leasehold Improvements

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives for furniture and office equipment of three to five years and for leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Other long-lived assets subject to amortization, including capitalized software, which is also included in furniture, office equipment, and leasehold improvements in the statement of financial condition, are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For capitalized software, when the estimated future undiscounted cash flows are less than the carrying amount of the asset, or the asset is not expected to provide any service potential, the asset is reduced to its net realizable value.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has no income tax expense/benefit or tax assets/liabilities.

Recent Accounting Pronouncements

Fair Value Measurements

On January 1, 2012, the Company adopted updated requirements for expanded fair-value disclosures as issued by the Financial Accounting Standards Board (the "FASB"). The update amends certain fair value measurement guidance and expands disclosure requirements primarily for fair value measurements utilizing significant unobservable inputs (Level 3) and items not measured at fair value but for which fair value must be disclosed. Since these new requirements only impact disclosures, adoption did not affect the Company's statement of financial condition.

Disclosures about Offsetting Assets and Liabilities

In December 2012, the FASB issued authoritative guidance related to balance sheet offsetting. The new guidance requires disclosures about assets and liabilities that are offset or have the potential to be offset. These disclosures are intended to address differences in the asset and liability offsetting requirements under U.S. GAAP and International Financial Reporting Standards ("IFRS"). This new guidance will be effective for reporting periods beginning January 1, 2013, with retrospective application required. Since these amended principles require only additional disclosures, adoption will not affect the Company's statement of financial condition.

(Dollars in thousands)

C. Securities Owned:

Securities owned-at fair value on the accompanying statement of financial condition at December 31, 2012 are as follows:

Money market funds	$ 494,088
Auction rate securities	117,480
	$ 611,568

The Company's investments in money market funds are managed by an affiliate.

The Company owns a portfolio of illiquid Auction Rate Securities ("ARS") that were acquired from retail customers in late 2008 pursuant to an offer by the Company to buy back such securities under certain conditions. These securities are reported as Level 3 assets and valued pursuant to the Company's policies described in Note E.

D. Commitments and Contingencies:

Leases

The Company leases office space under noncancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments under these leases are as follows:

2013	$ 58,107
2014	56,785
2015	53,054
2016	47,247
2017	38,718
Thereafter	87,522

Litigation

In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that the resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

Collateral

As discussed in Note B, pursuant to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral with a fair value of $465,288.

(Dollars in thousands)

E. Disclosure About Fair Value of Financial Assets and Liabilities:

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 494,088	$ -	$ -	$ 494,088
Securities received as collateral	465,288	-	-	465,288
Auction rate securities	-	-	117,480	117,480
Total	$ 959,376	$ -	$ 117,480	$ 1,076,856
Liabilities:				
Obligation to return securities received as collateral	$ 465,288	$ -	$ -	$ 465,288
Total	$ 465,288	$ -	$ -	$ 465,288

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2012.

(Dollars in thousands)

E. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

The following table presents additional information about Level 3 financial assets measured at fair value on a recurring basis at December 31, 2012:

	December 31, 2011 Balance	Net Income	Purchases/ Issuances	Sales/ Settlements	Transfers In(Out) of Level 3	December 31, 2012 Balance
Assets:						
Auction rate securities	$ 119,251	$ 5,429	$ -	$ (7,200)	$ -	$ 117,480
Total	$ 119,251	$ 5,429	$ -	$ (7,200)	$ -	$ 117,480

Level 3 assets consist of the portfolio of ARS as of December 31, 2012. In the absence of a ready market for these securities, the Company's estimate of fair value was based on an internally developed model utilizing discounted cash flows with key inputs including the expected maturity, credit spread, and liquidity discounts. For certain issues within the portfolio of ARS, management was able to utilize available comparable prices to assess the valuation of these securities. The Company periodically utilizes internal market experts to provide pricing model support through expressing their views on the current state of the market in addition to updating inputs to the pricing model.

The following table presents significant unobservable inputs used in the fair value measurement of Level 3 financial assets and liabilities at December 31, 2012:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Input Values
Auction rate securities	$ 83,323	Discounted Cash Flows	Expected maturity	4 to 7 years
			Credit Spread	150 to 400 bps
			Illiquidity discount rate	0 to 100 bps
	34,157	Recent trades	Traded price *	73%-87%
	$117,480			

* Recent trades include observed transactions for identical bonds in the most recent three month period.

E. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Changes in and Ranges of Unobservable Inputs

The following provides a description of the impact on a fair value measurement of a change in an unobservable input, where relevant and significant. The impact of changes in inputs may not be independent as a change in one unobservable input may give rise to a change in another unobservable input. The descriptions provided below indicate the impact of a change in an input in isolation. For each of the level 3 inputs the range of values used in the valuation of the Company's holdings will vary based on the attributes of the underlying instruments that are being valued. Therefore, the ranges of inputs provided are not indicative of the level of valuation uncertainty for the underlying instruments. The following provides a description of attributes of the underlying instruments and external market factors that affect the range of the inputs used in the valuation of the Company's holdings.

Expected Maturity

Many of the ARS have stated maturities of 25+ years, and without the functioning of the auctions, are legally able to remain outstanding until final maturity. The Company continues to estimate effective maturities or the expected timing at which holdings will be redeemed or purchased. The timing of the effective maturity is mostly dependent on the current coupon rate and the credit quality of the issue and issuer whereby issuers of high rate securities would be more inclined to redeem these positions sooner. Issuers of low rate securities may not be inclined to redeem such securities ahead of final maturity date. Implicit in the assumption of effective maturity is the assumption that at some point the current credit markets will revert to a functioning market where market liquidity returns and interest rates adjust upward becoming punitive to issuers. The exact timing of this assumed market reversion is still highly uncertain. The ability or intent to hold the security is not part of the determination of the expected maturity. The impact of longer maturities would generally be to lower the value of the ARS portfolio.

Credit Spreads

The discount rate used in the discounted cash flow model is expressed as the sum of a base risk-free rate and a credit spread. Market participants estimate credit spread based on the rate of return they would expect to earn given the risk of the investment. The range of credit spread is mostly dependent on the issue and credit rating associated with the security. The impact of higher credit spreads would generally be to lower the value of the ARS portfolio.

Illiquidity Discount

As discussed above, the current auction environment for these securities and issuers does not provide a liquid secondary market for participants. Because of the illiquidity in the market, an additional discount has been applied to the computed fair value of the security. Market participants would generally apply such an additional discount to a model price in estimating the price at which they are willing to transact. The impact of an increased illiquidity discount would generally be to lower the value of the ARS portfolio.

Financial Assets and Liabilities not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These assets and liabilities include securities borrowed from affiliate, receivable from affiliates, fees receivable, securities loaned, payable to Ultimate Parent and other receivables and payables.

(Dollars in thousands)

F. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges of which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2012, the Company had net capital of $84,045, which exceeded its minimum requirement by $83,795.

Proprietary accounts held at NFS ("PAIB assets") are considered allowable assets in the computation pursuant to a PAIB agreement between the Company and NFS which requires, among other requirements, for NFS to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

G. Transactions with Affiliated Companies:

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions..

Transactions with affiliated companies are settled with the Ultimate Parent, with the exception of transactions with NFS, which are settled directly. The receivable from NFS, which is included in receivable from affiliates, was $33,358 at December 31, 2012. Also included in receivable from affiliates at December 31, 2012 is $474 related to allocated clearing and execution fees. The payable to FMR of $258,971 is included in payable to Ultimate Parent on the statement of financial condition.

The Company enters into both securities borrowed and non-cash loan versus pledge securities transactions with NFS. At December 31, 2012, the Company had securities borrowed from NFS of $415,100, which is included in securities borrowed from affiliate on the statement of financial condition. The Company also had a non-cash loan versus pledge with NFS at December 31, 2012. The fair value of the collateral was $465,288 at December 31, 2012. This is reflected as securities received as collateral with a corresponding obligation to return securities received as collateral on the statement of financial condition.

H. Employee Benefit Plans:

The Company participates in FMR's defined contribution profit-sharing plan covering substantially all employees. FMR contributes annually to the plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the plan based on amounts contributed by employees to the plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a health reimbursement arrangement covering eligible employees. FMR established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to FMR's welfare benefit plans, including the RHRP. In 2012, FMR accrued a benefit under the RHRP plan based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR.

H. Employee Benefit Plans, continued:

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or promissory notes at the end of their defined term or when plan participants are no longer employees.

I. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

J. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012 and through February 15, 2013 (the date this report was available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2012.